March 14, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 22, 2013, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012 File No. 001-32974

Ladies and Gentlemen:

Further to our letter submitted to you on March 6, 2013, in response to the Staff’s letter dated February 22, 2013, Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter to provide supplemental responses to the oral comments of the Staff received by the Company during conversations with the Staff on March 14, 2013.

For your convenience, the Staff’s oral comments1 are set forth below immediately prior to our responses thereto.

Oral Staff Comment:  Please provide further clarity and detail regarding the Company’s response, in its March 6, 2013 letter to the Staff, that the Company has determined that there is a market for toll processing services in the Powder River Basin area of Wyoming in which the facility is situated and the facility is capable of providing such services to third parties in the area, including greater detail regarding the considerations and assumptions of the Company in making this determination.

Company Response:

By way of background to each of our responses below, we note, with respect to our original plan for our Nichols Ranch processing facility, that at the time we sought our permits for this facility, and when the plant was designed and construction commenced, we contemplated building a processing facility which would process uranium from solution to yellowcake (a full processing circuit).  Our permits and license permit us to construct a full central processing plant at Nichols Ranch, capable of producing yellowcake at the rate of up to 2 million pounds per year. The original plant design and construction plan contemplated the full processing circuit.

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1 The Staff’s oral comments are recounted based upon notes taken by Company counsel and are not verbatim.

In December of 2010, we considered a change in the original construction plan, whereby the equipment for the final processing stage, which would process resin to yellowcake, would not be installed on a near-term basis but instead we would outsource the final processing under a toll processing arrangement with Cameco. In so doing, the Company would avoid near-term capital expenditures of $4.26 million. This change from the original construction plan was presented to the Board as an alternative, characterized as “Plan B”, initially in June of 2010. The Board revisited this decision at its December 2010 meeting and endorsed “Plan B”, on the condition that the plant would be designed and built such that we would be in a position to install the equipment necessary to include the final processing stage, at a later date, without any redesign, relicensing or building upgrades. In particular, the design and size of the building, the extent and capacity of the foundations and tank pads, and the air conditioning necessary for safety purposes to accommodate the dryers was all to be constructed (and since has been) such that, with a further capital expenditure of $4.26 million, the facility could be brought up to a full processing plant through the addition of precipitation, filtering and dryer circuits.  In making this decision, the Board wished to first be certain that the terms of the toll processing arrangement with Cameco were fully negotiated and considered economically favorable, but additionally, that the plant could be readily adapted to become a full processing facility, so that the Company would not be substantially dependent on the Cameco arrangement.

In respect to the Staff’s first oral comment above, the Company provides the following further information.

There are currently three principal companies active in the area in addition to Uranerz:

(i) Cameco Corporation,  which is the largest, non-government uranium producer in the world,  operates a mine at Smith Ranch-Highland and is currently constructing a satellite ISR mine at its North Butte project which would likely ship resin to Smith Ranch-Highland, a  processing facility significantly further from their North Butte projects than our Nicholas Ranch processing facility;

(ii) Uranium One, which operates the Christensen Ranch/Irigaray facility, which it purchased from Areva; and

(iii) Bayswater/AUC, which is in the licensing phase of developing an ISR uranium mine which it calls its Reno Creek project.

As evidenced by our toll processing agreement with Cameco, it is common in our industry for mining companies to provide toll processing services to other companies with nearby properties, particularly because of the regulatory challenges in permitting a processing facility, as well as the significant capital expenditures required.

Although we have not entered into letters of intent or contracts with a third party to provide toll processing services at Nichols Ranch, we believe there is a market for us to do so, particularly if we were to add the final processing stage to the plant’s capabilities. Over the past four years, we have had discussions with two companies in which this possibility has been discussed in some detail. We believe that there are companies active in the area which would be interested in such an arrangement, because they have properties in the vicinity and the logistics for mining such properties through Nichols Ranch offer them advantages over other alternatives.  This is particularly true for any company which is not yet permitted, because such a company could begin production sooner than if it were to have to obtain all production permits required and complete construction of the entire processing facility.  Some of our neighboring companies could avoid having to build full-scale plants by outsourcing toll processing to Uranerz at Nichols Ranch and mining their properties through satellite plants, or  by a direct pipeline,  to our facility.

Oral Staff Comment:  Please provide further clarity and detail regarding the Company’s response, in its March 6, 2013 letter to the Staff, that the Company has determined that a market exists for a potential sale of its processing facility and its analysis that a sale of a nearby plant of similar qualities supports a value in excess of the proposed capitalized value of the plant.

Company Response:

It is the Company’s position that an analysis of the sale price of the Christensen Ranch/Irigaray mine from Areva to Uranium One in January of 2010 supports our position that there is a market for the resale of the Nichols Ranch processing facility and that such value exceeds the amount which the Company proposes to capitalize for its Nichols Ranch facility.

Uranerz, jointly with another mining company, bid on the purchase of the Christensen Ranch/Irigaray facility in 2009. Uranerz and its joint bidder were not successful and the facility was sold to Uranium One. In our internal analyses of the value of that plant, prepared in 2009, Uranerz calculated, after backing out any value associated with resources, a value for the licensed processing facility and related equipment of $38 million.

We note that in their subsequent public filings, Uranium One discloses that they paid cash of $35 million on the purchase of the plant, but recorded a value of $56 million after accounting for assumed liabilities.

We acknowledge that the two processing facilities at Christensen Ranch /Irigaray  combine to the equivalent of a full processing plant, whereas Nichols Ranch is not initially being constructed to provide a full  processing circuit. In this connection we note that with a further expenditure estimated at $4.26 million (in 2010) the Nichols Ranch plant would be directly comparable in processing capacity to the combined processing capabilities of the Christensen Ranch/Irigaray facility. We would also note that the Christensen Ranch/Irigaray facility was an older facility which required refurbishment before commencing production.

As such, in our view, an analysis of the Christensen Ranch/Irigaray sale is relevant not only to support the capitalized value which we propose for Nichols Ranch, but also to support our view that a market exists for the potential resale of our facility. We believe that at least six companies participated in the bidding for the Christensen Ranch/Irigaray facility. We believe that other companies active in Wyoming would be interested in a purchase of our facility were it offered for sale by us. We note, for example, that without a toll processing agreement, Cameco will require at least a satellite plant  in order to mine its properties which are near enough to our Nichols Ranch processing facility to be processed without the construction of a satellite plant. We note also that Bayswater/AUC would be spared the regulatory burden and delays of permitting and constructing a plant if it were to purchase a permitted facility such as ours.   In our case the licensing and permitting process took 42 months.

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

●	If you should have any questions regarding this response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely,
Uranerz Energy Corporation

/s/ Benjamin Leboe

Benjamin Leboe
Senior Vice President, Finance and Chief Financial Officer